MD Insurance Services Chooses Sapiens IDIT Software Suite

MDIS will implement Sapiens IDIT to increase competitive advantage in building warranty insurance

Uxbridge, UK – July 23, 2012 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions, announces today that MD Insurance Services UK (MDIS) selected Sapiens IDIT General Insurance solution for providing buildings warranty insurance, to cover their 10 year guarantees.

The project encompasses the implementation of Sapiens IDIT Software Suite for General Insurance as the new web-based Policy Administration solution, enriched with the necessary functionality to ensure readiness and compliance in the UK, followed by other selected countries across Continental Europe. The system will enable fast deployment of building warranty insurance products, backed by a customer-centric management system.

Gary Devaney, Managing Director at MDIS commented: “Our main challenge is to enhance our back office software and extranet portal capabilities to offer innovative home warranty covers. We are impressed with Sapiens IDIT’s wide-ranging experience in the insurance sector and we consider Sapiens as a true partner to help us win this challenge.”

“We are proud of being selected by MDIS and we look forward to providing our award winning insurance technology solution to expedite the execution of MDIS global strategy.” Said Yoel Amir, President, General Insurance & Non-Life Division. “Our continuous investment in the IDIT Software Suite and the XCelent top honor for the leading Advanced Technology score by Celent Policy Administration Report, demonstrate our undisputed commitment for insurance software innovation.”

“Our partnership with MDIS UK is an important step in the implementation of our growth strategy and further supports our commitment to the UK insurance market” said Roni Al-Dor, President and CEO of Sapiens. “We experience a growing interest in our insurance software solutions across Europe, and MDIS selection is a cornerstone for our UK market.”

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About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), is a global provider of innovative software solutions for the financial services industry, with a focus on insurance. We offer core, end-to-end software solutions for the general insurance, property, casualty, life, pension and retirement markets. We have a track record of more than 30 years in delivering superior software solutions to more than 100 financial services organizations, including insurance, retirement, and mortgage providers. Our team of more than 700 insurance and technology experts operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Media Contact:

Osnat Segev-Harel, CMO

Sapiens International

Tel: +972-8-938-2721

e-Mail: osnat.se@sapiens.com

Investor Relations Contact:
Roni Giladi, CFO	James Carbonara
Sapiens International	Regional Vice President
Tel: +972-8-9382721	Hayden IR
E-mail: roni.g@sapiens.com	Office: +1-646-755-7412
James@haydenir.com